Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-164575

PROSPECTUS

8,241,328 Shares of

Common Stock

This prospectus relates to (i) our issuance of 4,784,000 shares of common stock upon the exercise of the warrants issued in our initial public offering, or the IPO warrants and (ii) the sale of an aggregate of 3,457,328 shares of our common stock, $0.01 par value per share, by the selling security holders identified in this prospectus, including shares issuable upon exercise of certain warrants held by such selling security holders, including their transferees, pledgees, donees or successors.

We will issue shares of common stock to holders of the IPO warrants upon their exercise of the IPO warrants. The selling security holders may sell their shares of our common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of common stock by the holders of the IPO warrants or the selling security holders, other than the exercise price of the warrants.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We are paying the cost of registering the shares of our common stock covered by this prospectus as well as various related expenses. The selling security holders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of our common stock.

Our common stock is traded on the NYSE Amex under the symbol “VRNG.” On October 19, 2011, the closing sale price of our common stock on the NYSE Amex was $1.48 per share.

Investment in our common stock involves risks. See “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2011.

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find Additional Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in shares of our common stock. All references in this prospectus to “Vringo,” “the Company,” “we,” “us” or “our” mean Vringo, Inc., unless we state otherwise or the context otherwise requires.

You should rely only on the information contained or incorporated by reference in this prospectus, together with any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

SUMMARY

Our Business

We provide a range of software products for mobile video entertainment, personalization and mobile social applications. Our comprehensive software platforms include applications that allows users to: (i) create, download and share mobile video entertainment content in the form of video ringtones for mobile phones, (ii) create social picture ringtone and ringback content in the form of animated slideshows sourced from friends’ social networks, (iii) create ReMixed video clips from artists and branded content, and (iv) utilize Fan Loyalty mobile applications for contestant based reality TV shows. We believe that our services represent the next stage in the evolution of the mobile content and mobile social applications market. We anticipate that the mobile content and service market will begin to migrate from standard audio ringtones and content to high-quality video services, with social networking capability and integration with web systems. We also believe that social network information and updates will be shared regularly when friends regularly communicate by voice and by text. Our video ringtone solutions and other mobile social and video applications, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video and other social content with ease as part of the normal communication process, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

To date, we have developed four different mobile video, personalization and mobile social application platforms:

•	Vringo Video Ringtones - our original product platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones;

•	Facetones™ - a visual ringtone experience based on social network pictures from a user’s friends;

•	Video ReMix - an application that allows a user to create his or her own music video by tapping on a smartphone or tablet, in partnership with music artists and brands; and

•	Fan Loyalty - a platform that allows users to obtain video and video ringtones, view information on reality television series and stars and vote for contestants.

Over the past year, Vringo developed the three new product platforms in addition to our core Video Ringtone platform.  To develop these new platforms, we have leveraged our existing technology, intellectual property and our extensive experience with mobile video, personalization and social applications. As of the second quarter of 2011, these new platforms approached almost 50% of the company’s revenues, and we believe that these new platforms will represent a major component of our business going forward.

We were incorporated in January 2006 and are still a development stage company. Since inception through the close of the second quarter 2011, we have generated only $605 thousand in revenues, which includes: $375 thousand from revenue-share subscription services, $100 thousand from one-time setup fees, $50 thousand from Facetones™, $45 thousand from Fan Loyalty application formats, and $30 thousand from Video ReMix platform. We have a history of losses since inception, including a net loss of $9.9 million and $6.1 million for the years ended December 31, 2010 and December 31, 2009, respectively. The continuation of our business is dependent upon us raising additional financing. We believe that current cash levels will be sufficient to support our activities into the first quarter of 2012. The issuance of additional equity securities by us could result in a substantial dilution to our current stockholders. All of our audited consolidated financial statements since inception have contained a going concern reference by our auditors, which means that our auditors have substantial doubt about our ability to continue as a going concern.

Our video ringtone platform was our initial product focus since inception. We believe that our comprehensive video ringtone service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease. Our solution, furthermore, provides our business partners with a consumer-friendly and easy-to-integrate monetization platform. This platform combines a downloadable mobile application which works on multiple operating systems and over 400 mobile handsets, a WAP site, which is a simplified website accessible by a user on a mobile phone, and a website, together with a robust content integration, management and distribution system. As part of providing a complete end-to-end video ringtone platform, we have amassed a library of over 12,000 video ringtones that we provide for our users in various territories. Certain portions of this library are geographically restricted. We also have developed substantial tools for users to create their own video ringtones and for mobile carriers and other partners to include their own content and deliver it exclusively to their customers. Our VringFoward™ video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or which they created.

Until the end of 2009, our video ringtone service was offered to consumers for free. We have been moving to a paid service model together with mobile carriers and other partners around the world. The initial revenue model for our video ringtone service offered through the carriers is generally a subscription-based model where users pay a monthly fee for access to our service and additional fees for premium content. Our free version is still available in markets where we have not entered into commercial arrangements with carriers or other partners. We have built our video ringtone platform with a flexible back-end and front-end that is easy to integrate with the back-end systems of mobile carriers and easy to co-brand with mobile carriers. To date, we have filed 24 patent applications for our platform, two of which have been issued to date, and we continue to create new intellectual property.

We were incorporated as a Delaware corporation in January 2006. Our principal executive offices are located in New York, New York and we have a subsidiary, Vringo (Israel) Ltd., located in Beit Shemesh, Israel.  Our executive offices are located at 44 W. 28th Street, New York, New York 10001 and our telephone number at this location is (646) 525-4319. Our website address is www.vringo.com. The information on our website is not part of this prospectus.

The Offering

This prospectus relates to (i) the issuance of 4,784,000 shares of common stock upon the exercise of the IPO warrants and (ii) the resale of 3,457,328 shares of our common stock issued or issuable in connection with the private placement consummated in December 2009, or the Private Placement, by the selling security holders identified in this prospectus, including their transferees, pledgees, donees or successors.

The shares of common stock being registered for resale by the selling security holders consist of the following:

•	864,332 shares of common stock that we issued upon the automatic conversion of the Bridge Notes upon the closing of our initial public offering in June 2010;

•	1,728,664 shares of common stock issuable upon the exercise of warrants that we issued upon the closing of our initial public offering; and

•	864,332 shares of common stock issuable upon the exercise of special warrants that we issued in the Private Placement to purchasers of the Bridge Notes.

We have registered the offer and sale of these shares to satisfy registration rights we granted in connection with the Private Placement. We will not receive any proceeds from the sale of common stock by the selling security holders, other than as a result of the exercise of warrants held by the selling security holders for cash.

RISK FACTORS

An investment in our securities involves a high degree of risk and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our securities. If any of the following events or risks actually occurs, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition or results of operations.

We have a limited operating history upon which to base an investment decision.

We were formed in January 2006 and have a limited operating history. As a result, there is very limited historical performance upon which to evaluate our prospects for achieving our business objectives. Our prospects must be considered in light of the risks, difficulties and uncertainties frequently encountered by development stage entities.

To date, we have generated only losses, which are expected to continue for the foreseeable future.

For the years ended December 31, 2010 and 2009, we incurred a net loss of approximately $9.9 million and $6.1 million, respectively, and used cash in operations of approximately $6.4 million and $4.9 million, respectively, in connection with the development of our software for mobile phones and the operations of our subsidiary. As of December 31, 2010, we had cash and cash equivalents of approximately $5.4 million and an accumulated deficit of approximately $30.1 million. For the six months ended June 30, 2011, we incurred a net loss of approximately $2.6 million. As of June 30, 2011, we had a cash balance of $0.4 million (excluding restricted cash equivalents of $1.1 million) an accumulated deficit of approximately $32.7 million.

We expect our net losses and negative cash flow to continue for the foreseeable future, as we continue to grow our user base through carrier partnerships, continue to ensure we have broad handset reach, enhance our viral and social tools, maintain and grow our product and technology portfolio, build a strong revenue base of recurring monthly subscription revenue, find new forms of distribution, and explore monetization through advertising and revenue through content sales.

We are a development stage company with no significant source of income and our independent auditors have expressed doubt about our ability to continue our activities as a going concern and the continuation of our business is dependent on us raising additional capital.

We are still a development stage company. Our operations are subject to all of the risks inherent in development stage companies which do not have significant revenues or operating income. Our potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, especially technology start-up companies. We cannot provide any assurance that our business objectives will be accomplished. All of our audited consolidated financial statements, since inception, have contained a statement by our auditors that raises substantial doubt about us being able to continue as a going concern unless we are able to raise additional capital. Our financial statements do not include any adjustment relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should our operations cease.

The continuation of our business is dependent upon us raising additional financing. We believe that current cash levels will be sufficient to support our activity into the first quarter of 2012. The issuance of additional equity securities by us could result in a substantial dilution to our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. If we should fail to continue as a going concern, you may lose the value of your investment in our securities.

Our expected future growth will place a significant strain on our management, systems and resources.

Our business was formed in January 2006 and has grown quickly. In order to execute our business strategy, we will need to continue to experience growth, which will place a significant strain on our systems, processes, resources, management and other infrastructure and support mechanisms. To manage the anticipated growth of our operations, we will be required to:

•	Improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	Establish relationships with additional vendors and strategic partners and maintain existing relationships (including possible growth by acquisition); and

•	Hire, train, manage and retain additional personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted, and our opportunity for success may be limited.

If we are unable to enter into or maintain distribution arrangements with major mobile carriers and/or other partners and develop and maintain strategic relationships with such mobile carriers and/or other partners, we will be unable to distribute our products effectively or generate significant revenue.

Our strategy for pursuing a significant share of the video ringtone market is dependent upon establishing distribution arrangements with major mobile carriers and other partners. We need to develop and maintain strategic relationships with these entities in order for them to market our service to their end users. While we have entered into agreements with certain partners pursuant to which our service may be made available to their end-users, such agreements are not exclusive and generally do not obligate the partner to market or distribute our service. In addition, a number of our distribution agreements allow the mobile carrier to terminate its rights under the agreement at any time and for any reason upon 30 days’ notice. We are dependent upon the subsequent success of these partners in performing their responsibilities and sufficiently marketing our service. We cannot provide you any assurance that we will be able to negotiate, execute and maintain favorable agreements and relationships with any additional partners, that the partners with whom we have a contractual relationship will choose to promote our service or that such partners will be successful and/or will not pursue alternative technologies.

If we are unsuccessful in entering into and maintaining content license agreements, our revenues will be negatively affected.

The success of our service is dependent upon our providing end-users with content they desire. An important aspect of this strategy is establishing licensing relationships with third party content providers that have desirable content. Content license agreements generally have a fixed term, may or may not include provisions for exclusivity and may require us to make significant minimum payments. We have entered into approximately 35 content license agreements with various content providers. While our business is not dependent on any particular content license agreement, there is no assurance that we will enter into a sufficient number of content license agreements or that the ones that we enter into will be profitable and will not be terminated early.

We may not identify or consummate any additional acquisitions.

We intend to consider acquisition opportunities to enable us to grow. However, there is no assurance that any such opportunities may arise, or that any we will be able to consummate any opportunities we identify. Furthermore, we may not have, and may be unable to obtain, sufficient financing for certain opportunities. If we are unable to identify or consummate additional acquisitions, we may be unable to grow our business.

We may not be able to generate revenues from certain of our prepaid mobile customers.

We currently operate in markets that have a high percentage of prepaid mobile customers. Many of these users may not have a sufficient balance in their prepaid account when their free trial ends and we bill them to cover the charges for subscribing to our service. As a result, the subscriber numbers that we periodically disclose may not generate revenues at the expected level.

We are dependent on mobile carriers and other partners to make timely payments to us.

We will receive our revenue from mobile carriers and other distribution partners who may delay payment to us, dispute amounts owed to us, or in some cases refuse to pay us at all. Many of these partners are in markets where we may have limited legal recourse to collect payments from these partners. Our failure to collect payments owed to us from our partners will have an adverse effect on our business and our results of operations.

We may not be able to continue to maintain our application on all of the operating systems which we currently support.

Our application is compatible with various mobile operating systems including the Symbian, Sony Ericsson, Java, Windows Mobile, Android and Blackberry operating systems. While Windows Mobile, Blackberry and Android do not support video ringtones natively, our development team has enabled our application to work on many devices which utilize these operating systems. Since these operating systems do not support video ringtones natively, any significant changes to these operating systems by their respective developers may prevent our application from working properly or at all on these systems. If we are unable to maintain our application on these operating systems or on any other operating systems, users of these operating systems will not be able to use our application, which could adversely affect our business and results of operations.

We operate in the digital content market where piracy of content is widespread.

Our business strategy is partially based upon users paying us for access to our content. If users believe they can obtain the same or similar content for free via other means including piracy, they may be unwilling to pay for our service. Additionally, since our own clips do not have any copy protection, they can theoretically be distributed by a paying user to a non-paying user without any additional payment to us. If users or potential users obtain our content or similar content without payment to us, our business and results of operations will be adversely affected.

Major network failures could have an adverse effect on our business.

Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology security that affect third-party networks, transport facilities, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Our data is hosted at a remote location. Although we have full alternative site data backed up, we do not have data hosting redundancy. Accordingly, we may experience significant service interruptions, which could require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol-enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers’ wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business and our results of operations.

Our business depends upon our ability to keep pace with the latest technological changes, and our failure to do so could make us less competitive in our industry.

The market for our products and services is characterized by rapid change and technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. Products using new technologies or emerging industry standards could make our products and services less attractive. Furthermore, our competitors may have access to technology not available to us, which may enable them to produce products of greater interest to consumers or at a more competitive cost. Failure to respond in a timely and cost-effective way to these technological developments may result in serious harm to our business and operating results. As a result, our success will depend, in part, on our ability to develop and market product and service offerings that respond in a timely manner to the technological advances available to our customers, evolving industry standards and changing preferences.

Our Facetones™ application depends upon our continued access to Facebook® photos.

Our business model has recently shifted towards our Facetones™ application, which creates automated video slideshow using friends' photos from social media web sites, primarily from Facebook®, the world's leading social media site. In the event Facebook® prohibits or restricts the ability of our application to access photos on its site, our business, financial condition, operating results and projected growth could be harmed.

If the trademark application for our Facetones™ trademark application is not granted, our revenue from this application may be adversely affected.

We have submitted a trademark application for our Facetones™ application to the U.S. Patent and Trademark Office (USPTO). Facebook® was recently granted an extension from the USPTO to oppose the trademark application. If Facebook® or any other party successfully opposes our Facetones™ trademark application, or if our trademark application is rejected for any other reason, we will need to re-brand our application, which may have a negative impact on our revenue from this application.

Our inability to identify, hire and retain qualified personnel would adversely affect our business.

Our continued success will depend, to a significant extent, upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified management personnel and employees. We depend on our key senior management to effectively manage our business in a highly competitive environment. If one or more of our key officers forms a competing company, we may experience interruptions in product development, delays in bringing products to market, difficulties in our relationships with customers and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

Regulation concerning consumer privacy may adversely affect our business.

Certain technologies that we currently support, or may in the future support, are capable of collecting personally-identifiable information. We anticipate that as mobile telephone software continues to develop, it will be possible to collect or monitor substantially more of this type of information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach Bliley Act, as well as various state laws and related regulations. In addition, certain governmental agencies, like the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. In particular, such laws could limit our ability to collect information related to users or our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new products based on new technologies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect our ability to make use of that information. If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumer avoidance of services which collect, store or use personally-identifiable data could adversely affect our business.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the buying public’s interest in our current or future service offerings. In some areas, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. Accordingly, privacy concerns of consumers may influence mobile carriers to refrain from offering products that could harm the overall mobile telephone industry. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above. If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospects would be harmed.

We have not been subject to Sarbanes-Oxley regulations and we, therefore, may lack the financial controls and safeguards now required of public companies.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, or the Sarbanes-Oxley Act, we will be required, beginning with our fiscal year ending December 31, 2011, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ending December 31, 2011. While we are building the necessary infrastructure for compliance with the foregoing rules and regulations, we do not presently have the internal infrastructure necessary to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act. We expect to incur additional expenses and expend management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. For our fiscal year ended December 31, 2010, we identified a material weakness relating to our internal controls primarily as a result of our failing to maintain sufficient policies in connection with financial reporting and segregation of duties. While we are in the process of remediating these weaknesses, there is no assurance that we will be able to remediate these weaknesses or that we will not identify any additional weaknesses in our internal controls.

If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

Our ability to compete depends in part upon the strength of our proprietary rights in our technologies, brands and content. We rely on a combination of U.S. and foreign patents, copyrights, trademark, trade secret laws and license agreements to establish and protect our intellectual property and proprietary rights. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which our services are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business. Our inability to obtain appropriate protections for our intellectual property may also allow competitors to enter our markets and produce or sell the same or similar products. In addition, protecting our intellectual property and other proprietary rights is expensive and diverts critical managerial resources. If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property and proprietary rights, our business and financial results could be adversely affected.

If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings.

We also rely on trade secrets and contract law to protect some of our proprietary technology. We have entered into confidentiality and invention agreements with our employees and consultants. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our un-patented trade secrets and know-how. Moreover, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

The possibility of extensive delays in the patent issuance process could effectively reduce the term during which a marketed product is protected by patents.

We may need to obtain licenses to patents or other proprietary rights from third parties. We may not be able to obtain the licenses required under any patents or proprietary rights or they may not be available on acceptable terms. If we do not obtain required licenses, we may encounter delays in product development or find that the development, manufacture or sale of products requiring licenses could be foreclosed. We may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. We may not be able to acquire exclusive rights to the inventions or technical information derived from these collaborations, and disputes may arise over rights in derivative or related research programs conducted by us or our collaborators.

If we or our users infringe on the intellectual property rights of third parties, we may have to defend against litigation and pay damages and our business and prospects may be adversely affected.

If a third party were to assert that our products infringe on its patent, copyright, trademark, right of publicity, right of privacy, trade secret or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management’s time and attention. Such claims or the lack of available access to certain sites or content could also cause our customers or potential customers to purchase competitors’ products if such competitors have access to the sites or contents that we are lacking or defer or limit their purchase or use of our affected products or services until resolution of the claim. In connection with any such claim or litigation, our mobile carriers and other partners may decide to re-assess their relationships with us, especially if they perceive that they may have potential liability or if such claimed infringement is a possible breach of our agreement with such mobile carrier. If any of our products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures of time and money and may not be successful. Accordingly, any claims or litigation regarding our infringement of intellectual property of a third party by us or our users could have a material adverse effect on our business and prospects.

Third party infringement claims could also significantly limit our Vringo Studio product and the content available in our content library. Our Vringo Studio tool allows users to access video from multiple sites on the web or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. These websites could choose to block us from accessing their content for violating their terms of service by allowing users to download clips or for any other reason, which could significantly limit the availability of content in the Vringo Studio. Additionally, while we employ special software that seeks to determine whether a clip is copyrighted or otherwise restricted, it is not feasible for us to determine whether users of Vringo Studio own or acquire appropriate intellectual property permissions to use each clip before it is downloaded. Therefore, we require users of the Vringo Studio to certify that they have the rights to use the content which they desire to send to their phone. Additionally, while the majority of the clips in our content library are either licensed by us directly or are public domain or creative commons, our content library contains certain clips which we have not licensed from the content owner. As a result, we may receive cease-and-desist letters, or other threats of litigation, from website hosts and content owners asserting that we are infringing on their intellectual property or violating the terms and conditions of their websites. In such a case, we will remove or attempt to obtain licenses for such content or obtain additional content from other websites. However, there is no assurance that we will be able to enter into license agreements with content owners. Consequently, we may be forced to remove a portion of our content from our library and significantly limit the availability of content in the Vringo Studio. This would negatively impact our user experience and may cause users to cancel our service and make our service less attractive to our partners.

The exercise of a substantial number of warrants and options by our security holders may have an adverse effect on the market price of our common stock.

Should our outstanding warrants be exercised, there will be an additional 7,452,660 shares of common stock eligible for trading in the public market. In addition, we have options to purchase 2,355,220 shares of common stock, granted as of the reporting date, to our management, employees, directors and consultants. Certain options which are outstanding have exercise prices that are below, and in some cases significantly below, recent market price. Such securities, if exercised, will increase the number of issued and outstanding shares of common stock. Therefore, the sale, or even the possibility of sale, of the shares of common stock underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing. The average weighted exercise price of all currently outstanding warrants and options, as of October 1, 2011, is $4.35 per share.

Future sales of our shares of common stock by our stockholders could cause the market price of our common stock to drop significantly, even if our business is performing well.

We have 6,163,196 shares of common stock issued and outstanding, excluding shares of common stock issuable upon exercise of warrants or options. As shares saleable under Rule 144 are sold, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This decline in our stock price could occur even if our business is otherwise performing well.

If we are unable to make progress with respect to our plan to regain compliance with the minimum stockholders’ equity requirements imposed by the NYSE Amex within the required timeframes, our common stock could be delisted from trading, which could limit investors’ ability to make transactions in our common stock and subject us to additional trading restrictions.

Our common stock and warrants are listed on the NYSE Amex, a national securities exchange, which imposes continued listing requirements with respect to listed shares. In May 2011, we received a letter from the NYSE Amex, stating that we are not in compliance with Section 1003(a)(iv) of the NYSE Amex Company Guide because we have sustained losses which are so substantial in relation to its overall operations or our existing financial resources, or our financial condition has become so impaired that it appears questionable, in the opinion of the NYSE Amex, as to whether we will be able to continue operations and/or meet its obligations as they mature.

On June 23, 2011, we submitted a plan to the NYSE Amex addressing how we intend to regain compliance with the continued listing standards by September 30, 2011. Based on the information in our compliance plan and related discussions with exchange staff, the NYSE Amex determined that we had made a reasonable demonstration of our ability to regain compliance with Section 1003(a)(iv) of the NYSE Amex Company Guide by September 30, 2011 (subsequently extended to December 31, 2011) and that it would continue the listing of our common stock subject to conditions. The conditions include providing updates to the NYSE Amex staff as appropriate or upon request, but no later than at each quarter completion concurrent with our filing with the Securities and Exchange Commission. If we do not show progress consistent with our compliance plan, or we do not meet the continued listing standards by December 31, 2011, the NYSE Amex could initiate delisting proceedings. While the NYSE has not initiated delisting proceedings, there is no assurance that it will not do so in the future.

If the NYSE Amex delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•
a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to the NYSE Amex rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

If there are significant shifts in the political, economic and military conditions in Israel and its neighbors, it could have a material adverse effect on our business relationships and profitability.

Our research and development facility is located in Israel and many of our key personnel reside in Israel. Our business is directly affected by the political, economic and military conditions in Israel and its neighbors. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our existing business relationships and on our operating results and financial condition. Furthermore, several countries restrict business with Israeli companies, which may impair our ability to create new business relationships or to be, or become, profitable.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, almost all of which are governed by Israeli law. These agreements generally prohibit our employees from competing with or working for our competitors, during their term of employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Our operations could be disrupted as a result of the obligation of certain of our personnel residing in Israel to perform military service.

Some of our executive officers and key employees reside in Israel and may be required to perform annual military reserve duty. Currently, all adult permanent residents of Israel under the age of 50, depending on military rank, unless exempt, are obligated to perform up to an average of 18-28 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

Because we expect a substantial portion of our revenues will be generated in dollars and euros, while a significant portion of our expenses is incurred in Israeli currency, our revenue may be reduced due to inflation in Israel and currency exchange rate fluctuations.

We expect a substantial portion of our revenues will be generated in dollars and euros, while a significant portion of our expenses, principally salaries and related personnel expenses, is paid in Israeli currency. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of Israeli currency in relation to the dollar or the euro, or that the timing of this devaluation will lag behind inflation in Israel. Because inflation has the effect of increasing the dollar and euro costs of our operations, it would therefore have an adverse effect on our dollar-measured results of operations. The value of the New Israeli Shekel, or NIS, against the United States dollar, the Euro and other currencies may fluctuate and is affected by, among other things, changes in Israel’s political and economic conditions. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business.

The termination or reduction of tax and other incentives that the Israeli government provides to domestic companies, such as our wholly-owned subsidiary, may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. Our wholly-owned Israeli subsidiary currently takes advantage of some of these programs. We cannot provide you with any assurance that such benefits and programs will continue to be available in the future to our Israeli subsidiary. In addition, it is possible that our subsidiary will fail to meet the criteria required for eligibility of future benefits. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results and financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements, since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. These risks, uncertainties and other factors include, but are not limited to, those referenced under “Risk Factors” above and in any applicable prospectus supplement and any documents incorporated by reference herein or therein.

In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our business, financial condition or results of operations. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or any applicable prospectus supplement or the respective dates of documents incorporated herein or therein that include forward-looking statements.

BUSINESS

Overview

We provide a range of software products for mobile video entertainment, personalization and mobile social applications. Our comprehensive software platforms include applications that allows users to: (i) create, download and share mobile video entertainment content in the form of video ringtones for mobile phones, (ii) create social picture ringtone and ringback content in the form of animated slideshows sourced from friends’ social networks, (iii) create ReMixed video clips from artists and branded content, and (iv) utilize Fan Loyalty mobile applications for contestant based reality TV shows. We believe that our services represent the next stage in the evolution of the mobile content and mobile social applications market. We anticipate that the mobile content and service market will begin to migrate from standard audio ringtones and content to high-quality video services, with social networking capability and integration with web systems. We also believe that social network information and updates will be shared regularly when friends regularly communicate by voice and by text. Our video ringtone solutions and other mobile social and video applications, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video and other social content with ease as part of the normal communication process, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

To date, we have developed four different mobile video, personalization and mobile social application platforms:

•	Vringo Video Ringtones - our original product platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones;

•	Facetones™ - a visual ringtone experience based on social network pictures from a user’s friends;

•	Video ReMix - an application that allows a user to create his or her own music video by tapping on a smartphone or tablet, in partnership with music artists and brands; and

•	Fan Loyalty - a platform that allows users to obtain video and video ringtones, view information on reality television series and stars and vote for contestants.

Over the past year, Vringo developed the three new product platforms in addition to our core Video Ringtone platform.  To develop these new platforms, we have leveraged our existing technology, intellectual property and our extensive experience with mobile video, personalization and social applications. As of the second quarter of 2011, these new platforms approached almost 50% of the company’s revenues, and we believe that these new platforms will represent a major component of our business going forward.

We were incorporated in January 2006 and are still a development stage company. Since inception through the close of the second quarter 2011, we have generated only $605 thousand in revenues, which includes: $375 thousand from revenue-share subscription services, $100 thousand from one-time setup fees, $50 thousand from Facetones™, $45 thousand from Fan Loyalty application formats, and $30 thousand from Video ReMix platform. We have a history of losses since inception, including a net loss of $9.9 million and $6.1 million for the years ended December 31, 2010 and December 31, 2009, respectively. The continuation of our business is dependent upon us raising additional financing. We believe that current cash levels will be sufficient to support our activities into the first quarter of 2012. The issuance of additional equity securities by us could result in a substantial dilution to our current stockholders. All of our audited consolidated financial statements since inception have contained a going concern reference by our auditors, which means that our auditors have substantial doubt about our ability to continue as a going concern.

Our video ringtone platform was our initial product focus since inception. We believe that our comprehensive video ringtone service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease. Our solution, furthermore, provides our business partners with a consumer-friendly and easy-to-integrate monetization platform. This platform combines a downloadable mobile application which works on multiple operating systems and over 400 mobile handsets, a WAP site, which is a simplified website accessible by a user on a mobile phone, and a website, together with a robust content integration, management and distribution system. As part of providing a complete end-to-end video ringtone platform, we have amassed a library of over 12,000 video ringtones that we provide for our users in various territories. Certain portions of this library are geographically restricted. We also have developed substantial tools for users to create their own video ringtones and for mobile carriers and other partners to include their own content and deliver it exclusively to their customers. Our VringFoward™ video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or which they created.

Until the end of 2009, our video ringtone service was offered to consumers for free. We have been moving to a paid service model together with mobile carriers and other partners around the world. The initial revenue model for our video ringtone service offered through the carriers is generally a subscription-based model where users pay a monthly fee for access to our service and additional fees for premium content. Our free version is still available in markets where we have not entered into commercial arrangements with carriers or other partners. We have built our video ringtone platform with a flexible back-end and front-end that is easy to integrate with the back-end systems of mobile carriers and easy to co-brand with mobile carriers. To date, we have filed 24 patent applications for our platform, two of which have been issued to date, and we continue to create new intellectual property.

As of October 6, 2011, we have commercial video ringtone services with the following six partners:

•
Maxis Mobile Services SDN BHD, or Maxis, a mobile carrier in Malaysia with 11.4 million subscribers, of which there are 260 thousand subscribers to our paid service and an additional 17 thousand subscribers on a free trial basis (launched in September 2009);

•
Emirates Telecommunications Corporation, or Etisalat, a mobile carrier with 7.3 million subscribers in the United Arab Emirates, where we have launched our products and services and have 22 thousand subscribers to our paid service, and which has more than 94.0 million subscribers worldwide (launched in January 2010);

•
Everything Everywhere Limited (EEL), a mobile carrier with almost 30.0 million subscribers in the United Kingdom. Our video ringtone platform launched was with Orange UK, a large mobile communications company and subsidiary of EEL, with 16.0 million subscribers and we have 12 thousand subscribers to our paid service (launched in February 2011);

•	Starhub, a mobile carrier with 2.0 million subscribers in Singapore (initially launched in February 2011 and anticipated to be relaunched in the fourth quarter 2011);

•
RTL in Belgium, part of the Bertelsman RTL Television network, has offered together with us, a subscription service on all three Belgian mobile operators (with a combined subscriber base of 1 million) that includes RTL content (launched in June 2010 with limited subscribers due to regulatory limitations introduced on mobile services); and

•
Hungama a content and mobile services aggregator in India. The service with Hungama is being offered to customers of 15 different mobile carriers in India, and we have 23 thousand subscribers to our paid service.

In addition, we have recently entered into an agreement with Celcom Axiata Berhad in Malaysia, a mobile carrier with 11 million subscribers, to launch services in October 2011. Celcom is one of the largest mobile telecommunications operators in Malaysia with the widest national 2G and 3G coverage in the country and over 11 million subscribers. Celcom is a Vodafone partner and is part of the Axiata Group of Companies, one of the world’s largest telecommunications companies with more than 160 million customers across 10 Asian markets.

We are currently in discussions with several other mobile carriers and we will be pursuing additional agreements with mobile carriers over the next 12 to 24 months.

According to a recent study by the United Nations, there were 5 billion global mobile subscribers in 2010.  As of October 1, 2011, our partners have an aggregate of approximately 700 million subscribers, of which 315,355 are paid subscribers to our service, and another 19,777 subscribers have enrolled on a free-trial basis.  This compares to 85,522 paid subscribers across all of our launches as of September 30, 2010, an increase of over 269%.

We have recently launched our new Facetones™ social ringtone platform. This platform generates social visual ringtone content automatically by aggregating and displaying your friends’ pictures from social networks and then displaying as a video ringtone, as well as a video ringback tone. These ringtones do not replace, but rather enhance, standard ringtone and ringback tones with relevant, current social content that is visually displayed.  The Facetones™ product is available for mobile phones with Android and the Symbian S3 operating systems. We are  working on an iPhone version of this product as well as planning for other versions for other operating systems such as Windows Phone and feature phones such as the S40 Nokia platform.

Facetones™ is experiencing fast growth both in consumer downloads and in the number of commercial deals with major partners already announced. The product is being made available to consumers in several different configurations and with a variety of distribution and monetization methods. As of October 5, 2011, the Facetones™ free ad-supported version had more than 200,000 downloads and is generating over 4,500,000 requests in mobile ad inventory on a weekly basis. These results have been achieved in approximately six weeks of active promotion of the product.

Facetones™ is offered direct to consumers via leading mobile application stores and download sites where both for purchase versions (at prices ranging from a few to several dollars) as well as ad-supported free versions are available. We have announced placement deals for the app with GetJar, the world’s largest independent app store, and with Mobango.  In July 2011, we launched Facetones™ with BlueVia, the new global software developer platform of Telefonica, the largest mobile operator in the Spanish speaking world, and fourth largest globally. Facetones™ will be initially available on Telefonica's application swetore (Mstore) in several global markets. In August 2011, we launched Facetones™ in Japan for Android users through the docomo market, a mobile internet portal operated by NTT DOCOMO, INC., the largest mobile phone operator in Japan, with more than 50 million users.  In October 2011, Verizon, the largest mobile operator in the US, announced the launch of Facetones™ as a subscription service for Verizon subscribers for $0.99 a month.  We continue to pursue business for Facetones™ together with handset manufacturers. A preliminary deal with Nokia was concluded to support development services of the Facetones™ application for the S3 platform and was recently launched on the Ovi Store.

In the first quarter of 2011, we launched our new Video Remix platform that allows users to download an application for iOS (iPhone, iPad, iPod) or Android phones and create their own music video by tapping on a variety of music beats and video files. Essentially, the user is able to “Remix” this music video content and add his own user generated video to the mix and then view this content or share it with friends via Facebook® or other social networks This application turns the smartphone or tablet into a virtual video Remix sound/video board where this “mixing” is accomplished by simple tapping on the touch screen interface. The Video Remix applications are branded with an artist or sponsor and then monetized via advertising, sponsorship, a-la carte sales or in app store purchases.

The initial Video Remix application “Booty Symphony” was developed with Nappy Boy Enterprises, the music production company of the artist T-Pain. Booty Symphony was released in an ad-supported free Android version as well as paid versions for iOS and Android. Our newest application on our Video ReMix platform was delivered in the second quarter of 2011 to partner Corso Communications and its client Heineken. This sponsored version highlighted music and video of the group Dirty Vegas, and was used by Heineken “brand ambassadors” at the Coachella Music festival. Vringo continues to seek new business for this platform with other recording artists and sponsored by additional major brands.

In the second quarter of 2011, we launched our Fan Loyalty platform by co-branding our fan-loyalty application with Star Academy 8, the largest music competition in the Middle East and Nokia, the world’s largest handset maker. This platform enables users to obtain video content from the show as well as from behind the scenes, retrieve information regarding the show and vote for their favorite contestants. The free app was launched in partnership with Rotana, a diversified media company and the world's largest producer of music and music television in the Middle East, and sponsored by Nokia. The application features exclusive content and fully integrated live voting capabilities for the blockbuster "Star Academy" reality music show, which reaches over 300 million viewers and is available in over 10 countries in the region.

The Fan Loyalty application for Star Academy was made available exclusively for download on the Ovi Store, and had more than 200,000 downloads during the season. Vringo is in discussions with several other entertainment groups regarding potential deals for this Fan Loyalty platform.

We were incorporated as a Delaware corporation in January 2006. Our principal executive offices are located in New York, New York and we have a subsidiary, Vringo (Israel) Ltd., located in Beit Shemesh, Israel.

Market Overview

The Mobile Video Market

Mobile video has arrived. Improved handset technology and the availability of high speed data networks have spurred tremendous growth in mobile video consumption and revenues. According to Pyramid Research, the mobile video market will grow to 534.0 million global subscribers in 2014, representing $16 billion in revenues in the United States alone. According to the Yankee Group, mobile video services will drive $24 billion in revenue to mobile operators worldwide by 2014. According to Cisco, mobile video data usage is expected to grow at a 108% Compound Annual Growth Rate from 2009 – 2014. We believe video services of all kinds will proliferate including video calling and conferencing, Interactive Video and Voice Response, video mail, video ringtones and video ringback tones.

The Ringtone Market evolves to Video. Many mobile phone users choose to personalize their mobile phone by changing the standard manufacturer’s ringtone to a ringtone of their choice. Some users select one of the several ringtones installed on the phone by the manufacturer. Since many handsets are now capable of playing conventional digital music files, many mobile users install MP3 and other digital music files as their ringtones to create an even more personalized mobile experience. According to a 2008 study by Ipsos MediaCT, more than one-third of mobile users download ringtones from various sources, and 40% of such users change their ringtones frequently.

Since the early days of mobile phone usage, mobile carriers, mobile media companies and content owners have recognized the sale of ringtones as a source of significant revenues. Ringtones are generally sold as single units or as part of a monthly subscription service in which the user is entitled to a package of ringtones. The ringtone industry was created in 1997 with the first sales of polyphonic ringtones and developed further in 2002 with the creation of the truetone or mastertone.

A significant evolution and innovation in the ringtone business occurred in 2004 with the advent of the ringback tone, which is a tune that the recipient of a call can choose for the caller to hear instead of the standard ring. There has been tremendous growth in ringback tones in recent years. Ringback tones are a network-based service sold by mobile carriers generally on a monthly subscription basis with additional costs for content in some markets. Ringback tones are the first “social ringtones” because users are able to choose the sound that callers will hear when they call the user. According to Multimedia Intelligence, sales in the ringback tone market will reach $4.7 billion in 2012. We anticipate that the ringback market will also evolve to include video, and we intend to play a role in this evolution as the market demonstrates growing acceptance of social ringtone behavior.

Overall, the ringtone business has seen little innovation in recent years and most analysts actually have noted its decline. We believe it is ready for the next evolution of products and services. Our video ringtone service is a subset of the mobile video market since video ringtones are essentially mobile video clips that are activated upon receipt of a phone call. As users begin to consume more mobile video content, they will expect their ringtones to consist of more than plain audio.

We believe the following additional market factors and trends will also contribute to the growth of our business in the near future:

Mobile social networking is growing exponentially. Mobile phone users are increasingly engaging in social networking on their phones, using services such as Facebook® and Twitter. The commercial success of ringback tones demonstrates that users want a social experience as part of their ringtone experience. According to Juniper Research, global revenues for mobile social networking and user-generated content will rocket to $11.8 billion in 2013. Our platform is a subset of mobile social networking and user-generated content since our VringFoward™ video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or which they created. Our Facetones™ product allows relevant social network picture content to automatically play each time a user receives or makes a phone call.

User generated content continues to grow. We believe the growth of user-generated content on sites like YouTube is only at a nascent stage. Furthermore, we believe licensed content may only captures a fraction of the content users are interested in because of the advances in technology that facilitate the creation of user-generated content. Our easy-to-use video ringtone platform allows users to seamlessly create, edit and share their own user-generated video ringtones. Our Video ReMix platform allows users to add their own video clips and mix them together with artist and branded content in a unique and rich form of user generated mobile video content.

Consumers are no longer afraid of mobile applications. A mobile application can generally provide users with a much richer experience than a wireless application protocol (WAP)-only experience, which requires a user to navigate the browser on its mobile phone to a specific website. However, for years many users were either hesitant or unable to download most mobile applications due to the complexity of downloading applications or security concerns. That has recently changed as smartphones and data plan penetration have increased substantially and Apple Inc. has provided a very simple user experience for downloading applications through its App Store ®. The success of the App Store ® has led other handset manufacturers and mobile carriers to develop and market their own stores which we believe will accelerate user adoption of mobile applications. We have developed multiple versions of our mobile application, which work on more than 400 handsets, and which provide users with a much richer experience than can be achieved via WAP.

Our Product Platforms

We offer four different product Platforms:

A)	Vringo Video Ringtone Service Platform

B)	Facetones™

C)	Vringo Video ReMix Platform

D)	Vringo Fan Loyalty

A)	Vringo Video Ringtone Service Platform:

Our video ringtone service product platform consists of four primary components:

1.
The Vringo Mobile Application: Our application allows the user to engage in a comprehensive, entertaining, and easy-to-use social video ringtone experience. The application includes many features, such as:

•	Ability for users to set their own personal video ringtones and to create their own video ringtone with their cameras;

•	VringForward™ technology, which enables users to share video ringtones with friends. Users may set a default clip for all of their friends or set specific clips for specific friends;

•	Gallery-based content browsing of video ringtones;

•
Unique “push” technology which allows users to subscribe to content channels and have their video ringtone automatically updated. This may create additional monthly subscription revenue by allowing us to sell various channels of content. Automated delivery ensures users feel they are getting value for their subscription; and

•
Compatibility with Symbian, Sony Ericsson, Java, Windows Mobile, Android and Blackberry operating systems. While Windows Mobile, Blackberry, Android, and the newest versions of Symbian (Symbian 3) do not support video ringtones natively, our development team has enabled our application to work on many of these devices. Such compatibility will require an ongoing effort by our development team to update our application to respond to any modifications of these operating systems and to ensure our application works on new operating systems and handsets.

2.           The Vringo WAP Site: While we support over 400 handsets with our video ringtone application, our application cannot work on many handsets in the market due to technical limitations of the devices. In order to support a much broader segment of the market, we developed a WAP version of the service that provides a streamlined experience for mobile users who can access the WAP site from browsers on their mobile phones. In particular, this service includes the following features, subject to the handset’s technical capabilities:

•	Download and purchase video ringtones;

•	Choose a VringForward™ clip that other users with our application will see when they receive a call from you; and

•	Share video ringtones with friends.

3.
The Vringo Website: While video consumption on mobile phones is growing substantially, the vast majority of video browsing and viewing still takes place on the personal computer (“PC”). A core component of our product strategy is to allow users to browse and choose their video ringtones on a personal computer from our website (www.vringo.com) and seamlessly deliver content from our website to their mobile phone. Our website enables users to:

•	Choose and purchase video ringtones;

•	Upload video content stored on their PCs and create personal video ringtones;

•	Engage in social behavior such as setting up VringForward™, inviting friends to our service and posting clips to Facebook® and other social networks;

•	Manage their accounts; and

•	Automatically synchronize the mobile application on their phone or WAP account.

4.
The Vringo Studio: The Vringo Studio is an extension of our website that allows users to access video from multiple websites or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. We are able to create customized versions of the Vringo Studio for specific content partners and mobile carriers that search only a pre-defined set of content. As with our website, the results are seamlessly synchronized with a user’s mobile device. On the Vringo Studio, users may:

•	Transform user-generated or other video from the web into personalized video ringtones;

•	Import clips into their collection via our application or our WAP site; and

•	Share clips via text messaging or email and post clips to social networks.

B)	Facetones™

Facetones™ automatically creates a visual social ringtone and ringback tone, which enhances the standard ringtone experience by adding a social touch to every outgoing and incoming mobile call. Facetones™ collects your friends’ latest pictures on social network sites and then displays them automatically as a video slideshow when a user receives and makes mobile calls. These pictures are regularly updated based on the latest pictures your friend is posting to their social network pages.

Facetones™ is not sponsored or endorsed by Facebook®, nor is Facebook® affiliated with Vringo, Inc.

C)	The Vringo Video Remix Platform:

The Vringo remix platform is a set of mobile applications that have been developed for Apple iOS and Google Android devices. It allows the user to “Remix” a series of music beats together with video clips and to add user generated video to the mix. This application turns the smartphone or tablet into a virtual video Remix sound/video board where this “mixing” is accomplished by simple tapping on the touch screen interface. Once a user completes a Remix, he or she can share the finished products with friends on Facebook® or other social networks. The Video Remix applications are branded with an artist or sponsor and then monetized via advertising, sponsorship, a-la carte sales or in app store purchases.

D) Vringo Fan Loyalty

Our Fan Loyalty platform is a mobile application that allows fans of today’s popular contestant-based competition reality shows stay in touch with the show, get their favorite content, vote , and stay socially connected to the show experience. Most reality shows only allowed mobile fan interaction via text messaging voting, but with the Fan Loyalty platform, fans can now download an application which allows them to review past performances, set clips as their video ringtones, receive pushed content exclusive to the app, vote for their favorite contestants and obtain information on the contestants.

Our Strategy

Our goal is to become a leading global provider of mobile video, mobile social and personalization services including video ringtones, video slideshows based on social network picture content, Video Remixes, Fan Loyalty and additional video and mobile social services via our different software platforms. To achieve this goal, we plan to:

Grow our user base through mobile carrier partnerships. We have built our products so as to be easily integrated with mobile carriers. We believe the mobile carrier channel is one of the most efficient and cost effective channels to grow our user base and to monetize our products. We have video ringtone service with six mobile carriers in the UK, Singapore, Belgium, Malaysia United Arab Emirates and India. We have announced deals for our Facetones™ app with leading mobile carriers such as Verizon, Telefonica, and NTT Docomo. We are in discussions with additional mobile carriers regarding our software platforms and we plan to aggressively pursue additional mobile carriers globally.

Grow our user base through acquisition. We continue to look at opportunities to expand our product functionality, revenues and customer activity through potential acquisitions. We believe that the mobile video and mobile social services market is fragmented and that there are many potential opportunities to acquire attractive assets that can help us grow our business.

Continue to ensure we have broad handset reach. The breadth of our mobile handset coverage will be critical for us to grow our business. Our video ringtone application already supports over 400 handsets and we diligently certify new mobile handset devices as quickly as possible. Additionally, the WAP version of our service is compatible with almost any device that supports video. We will continue to expand the features available as part of our video ringtone WAP service. Our Video ReMix application runs on iOS (iPhone, iPod, and iPad) and Android devices. Our Facetones™ application platform is available for Android devices and Symbian S3 with other versions planned.

Enhance our viral and social tools. We believe that there is substantial opportunity to increase the social and viral nature of our products, which will be critical for our growth. We will continue to add features to the product platforms to enhance their viral and social aspects and which enable users to connect with their existing social networks on platforms such as Facebook® and Twitter.

Maintain and grow our product and technology leadership. Our technical team is made up of highly regarded industry professionals who ensure that our products are on the cutting-edge in terms of ease of use, functionality and look and feel. We have filed 24 patent applications for our platform (two of which have been issued to date) and we continue to create new intellectual property. We also have enabled our video ringtone application to work on the Blackberry, Android and Windows Mobile operating systems, even though, those platforms do not natively support video ringtones. Nevertheless, there is no assurance that our application will continue to work on these operating systems in the future. We plan to continue to allocate technical resources to remain ahead of our competition and provide users with a product that is easy-to-use and cutting-edge.

Build a strong revenue base of recurring monthly subscription revenue. In the ringback tone business, the bulk of revenue generation is subscription-based. We believe this model is appropriate for many of our products and we often launch commercial versions of our products as a monthly subscription service with mobile carriers. We are focused on ensuring that our product drives value and limits churn. As the mobile video services market matures, our business model may evolve to capitalize on changes in the market.

Find new forms of distribution. While we are currently focused on the mobile carrier distribution channel, we believe there are other avenues that could be successful distribution channels for us. Specifically, we believe broadcasters and content owners could greatly benefit by promoting our service to their customers by monetizing either their content or leveraging their relationship with advertisers via ads. We have a positive consumer experience with our Fan Loyalty platform which we launched with a major television contest show.

Increase the direct to consumer part of our business. Many of our apps can be directly monetized by offering the products directly to the consumer in conjunction with app stores. These apps can be offered either for purchase or free to consumers with monetization via ads.

Wide distribution through various application stores (“App stores”). We commenced distribution of our apps through the Android market, Apple’s App Store, GetJar, Mobango, Nokia’s Ovi store, Verizon V Cast App Store, Vodafone Shop, Telefonica-owned portals as well as the NTT Docomo Market. Our Facetones™ product is being offered in this manner as well as through partnerships with mobile carriers and handset manufacturers.

Improve our monetization of free apps with ads.  Our Facetones™ free product is generating a significant number of potential ad impressions for each user. Because the product is integrated tightly with the phone call, we are seeing as an average of 300 ad impressions a month per user. As we grow this ad inventory, we want to increase the effective cost per thousand, click-through rate and other key metrics so we can better monetize this ad potential.

Continue monetization through advertising and brand sponsorship. The visual nature of our service opens up the possibility of incorporating ads and sponsorships in our software application platforms. We have initially launched advertising-supported versions of our Video ReMix platform including a version for Heineken and our Fan Loyalty platform was sponsored by Nokia. We believe these types of sponsorships will make up a growing portion of our business.

Content licensing leadership. We have signed over 40 different content licensing agreements for primarily content material to be used for video ringtones as well as artist content for our Video ReMix platform. We have conducted substantive research of other commercial video ringtone sites and we have not discovered a commercial library with more than 100 video ringtones available for download. Accordingly, we believe our library of more than 12,000 video ringtones, certain portions of which are geographically restricted, is one of the largest commercial video ringtone libraries in the world. We intend to continue to grow our library to enhance our future revenues although in many markets we will rely on our partners to supplement our library with additional locally licensed content. Our content partnerships include major artists, celebrities and content providers, including EMI, Warner Music, T–Pain, Muhammad Ali Enterprises, Tiesto, Turner, Marvel, Hungama Mobile, RTL and Ingrooves.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock issuable upon the exercise of the IPO warrants by the holders thereof other than the exercise price for such warrants. We will also not receive any of the proceeds from the sale of the common stock by the selling security holders named in this prospectus. All proceeds from the sale of the common stock will be paid directly to the selling security holders. We may receive proceeds from the exercise of the warrants held by the selling security holders. If all of the warrants exercisable for shares of common stock being registered in this offering are exercised, we could receive net proceeds of up to approximately $35.3 million, including $24.2 million upon the exercise of the IPO warrants. The holders of the warrants are not obligated to exercise the warrants and we cannot assure that the holders of the warrants will choose to exercise all or any of the warrants. We intend to use the estimated net proceeds received upon exercise of the warrants, if any, for working capital and general corporate purposes.

SELLING SECURITY HOLDERS

An aggregate of up to 3,457,328 shares may be offered by certain security holders who received shares of common stock and warrants as a result of the Private Placement. In connection with the Private Placement, we entered into a registration rights agreement, pursuant to which we agreed to register the resale of the shares of our common stock and our common stock underlying certain warrants. This prospectus covers the resale of such shares.

The following table sets forth certain information regarding the selling security holders and the shares of our common stock beneficially owned by them and issuable to the selling security holders upon a cash exercise of the warrants, which information is available to us as of October 1, 2011. The selling security holders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth next to their name. As a result, we cannot estimate the number of shares of our common stock that a selling security holder will beneficially own after termination of sales under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling security holders. In addition, a selling security holder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of our common stock since the date on which they provided information for this table. We have not made independent inquiries about this. We are relying on written commitments from the selling security holders to notify us of any changes in their beneficial ownership after the date they originally provided this information.

No material relationships exist between any of the selling security holders and us nor have any such material relationships existed within the past three years, except that (i) Seth M. Siegel and John Engelman serve on our board of directors, (ii) Iroquois Master Fund Ltd., together with its affiliates, is a 5% beneficial stockholder and (iii) David Goldfarb was previously an officer, director and 5% beneficial stockholder.

For the purposes of the following table, the number of shares of our common stock beneficially owned, has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling security holder has sole or shared voting power or investment power and also any shares which that selling security holder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, restricted stock unit, warrant or other rights.

			Common Stock Beneficially Owned After Offering
Selling Security Holder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Shares Being Offered	Number of Shares Outstanding	Percent of Shares (1)
David Goldfarb	295,231	57,968	237,263	3.8%
Seth M. Siegel +	294,728	115,940	178,788	2.9%
Iroquois Master Fund Ltd. + (2)	675,849	388,404	287,445	4.7%
EL Equities, LLC (3)	77,133	57,968	19,165	*
South Ferry #2, LP (4)	159,298	144,924	14,374	*
Aaron Wolfson	38,566	28,984	9,582	*
Daniel S. Senor	30,987	23,188	7,799	*
John Engelman +	79,352	28,984	50,368	*

Neil Cohen	23,188	17,388	5,800	*
David Dossetter	78,470	57,968	20,502	*
Isaac Applbaum	46,024	43,476	2,548	*
Dan Laor	43,476	43,476	0	*
Nathan Ron Lawyers Company (5)	86,956	86,956	0	*
Jeffrey Belk	180,673	173,912	6,761	*
Charles A. Steiger	115,940	115,940	0	*
Derek G. Fogt	115,940	115,940	0	*
Todd Kronshage	115,940	115,940	0	*
Mike Heller	115,940	115,940	0	*
Robert B. Harpcastle	57,968	57,968	0	*
Gary D. Elliston	43,476	43,476	0	*
George F. Gilder	42,896	42,896	0	*
Silver Mountain Partners LP (6)	231,884	231,884	0	*
Mitchell Kopin	57,968	57,968	0	*
David M. Schneider	43,476	43,476	0	*
Joseph L. Obrant	86,956	86,956	0	*
KB/V LLC (7)	157,543	86,956	70,587	1.1%
Kingsbrook Opportunities Master Fund LP (8)	149,570	28,984	120,586	2.0%
KLW Investments LLC (9)	86,956	86,956	0	*
Brio Capital L.P. (10)	86,956	86,956	0	*
Ellis International Ltd. (11)	115,940	115,940	0	*
Rockmore Investment Master Fund Ltd. (12)	86,956	86,956	0	*
Lilac Ventures Master Fund Ltd. (13)	86,956	86,956	0	*
Cranshire Capital LP (14)	57,968	57,968	0	*
Post Family Trust (15)	57,968	57,968	0	*
Alpha Capital Anstalt (16)	513,768	463,768	50,000	*

*	Less than 1%

+	Except as indicated by +, no selling security holder is an officer, director, affiliate or 5% security holder.

(1)	Based on 6,163,196 shares of common stock outstanding on October 4, 2011

(2)	Joshua Silverman and Richard Abbe have voting and investment control over such securities.

(3)	Aaron Wolfson has voting and investment control over such securities.

(4)	Aaron Wolfson has voting and investment control over such securities.

(5)	Nathan Ron has voting and investment control over such securities.

(6)	Colin Smith has voting and investment control over such securities.

(7)	Ari Storch, Adam Chill and Scott Wallace have voting and investment control over such securities.

(8)	Ari Storch has voting and investment control over such securities.

(9)	Lee Lasher, Mitchell Weitzner, and Robert Koppel have voting and investment control over such securities.

(10)	Shaye Hirsh has voting and investment control over such securities.

(11)	Mendy Sheen has voting and investment control over such securities.

(12)	Bruce Bernstein and Brian Daly have voting and investment control over such securities.

(13)	Bruce Bernstein and Brian Daly have voting and investment control over such securities.

(14)	Mitchell Kopin has voting and investment control over such securities.

(15)	Larry Post has voting and investment control over such securities.

(16)	Konrad Ackermann has voting and investment control over such securities.

PLAN OF DISTRIBUTION

We are registering the (i) shares of common stock issuable upon the exercise of the IPO warrants and (ii) shares of our common stock previously issued to the selling security holders and issuable upon exercise of the warrants previously issued to the selling security holders to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by holders of the IPO warrants or the selling security holders of the shares of our common stock. We will bear all fees and expenses incident to our obligation to register the shares of our common stock.

We will issue shares of common stock to holders of the IPO warrants upon their exercise of the IPO warrants. The selling security holders, which as used herein includes transferees, pledgees, donees or other successors selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling security holder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling security holders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided, however, that prior to any such transfer the following information (or such other information as may be required by the federal securities laws from time to time) with respect to each such selling beneficial owner must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate: (1) the name of the selling beneficial owner; (2) any material relationship the selling beneficial owner has had within the past three years with us or any of our predecessors or affiliates; (3) the amount of securities of the class owned by such security beneficial owner before the offering; (4) the amount to be offered for the security beneficial owner’s account; and (5) the amount and (if one percent or more) the percentage of the class to be owned by such security beneficial owner after the offering is complete.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling security holders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The maximum amount of compensation to be received by any FINRA member or independent broker-dealer for the sale of any securities registered under this prospectus will not be greater than 8.0% of the gross proceeds from the sale of such securities.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling security holders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling security holders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

To our knowledge, no selling security holder is a broker-dealer or an affiliate of a broker-dealer.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus has been passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

 The consolidated financial statements of Vringo, Inc. (a development stage company) as of December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010 and for the cumulative period from January 9, 2006 (inception) through December 31, 2010 have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2010 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and deficit in stockholders’ equity raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements, annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (www.sec.gov).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the shares covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 31, 2011;
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 (filed on May 16, 2011) and June 30, 2011, (filed on August 15, 2011 and as amended on September 7, 2011);
•	our Currents Reports on Form 8-K, filed on March 8, 2011, May 31, 2011, June 10, 2011, June 14, 2011, June 21, 2011, July 27, 2011, September 6, 2011, September 27, 2011 and October 5, 2011;
•	our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders, filed on May 25, 2011;
•	the description of our common stock in our Registration Statement on Form S-1, filed on January 29, 2011, including any amendment or reports filed for the purpose of updating this description; and
•	all filings we make with the SEC pursuant to the Exchange Act after the date of this prospectus and before termination of this offering.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Secretary, Vringo, Inc., 44 W. 28th Street, New York, New York 10001 or call (646) 525-4319.

8,241,328 Shares

of Common Stock

PROSPECTUS

October 19, 2011